(An exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended December 31, 2015 and
Twelve Months ended June 30, 2015

(Expressed in Canadian dollars)
_______________________

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Auryn Resources Inc.

We have audited the accompanying consolidated financial statements of Auryn Resources Inc., which comprise the consolidated statement of financial position as at December 31, 2015, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the six month period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Auryn Resources Inc. as at December 31, 2015, and its financial performance and its cash flows for the six month period ended December 31, 2015 in accordance with International Financial Reporting Standards.

Other Matter

The consolidated financial statements of Auryn Resources Inc. as at and for the year ended June 30, 2015 were audited by another auditor who expressed an unmodified opinion on those statements on October 13, 2015.

Signed “Deloitte LLP”

Chartered Professional Accountants
April 28, 2016
Vancouver, Canada

Auryn Resources Inc.
Consolidated Statements of Financial Position

(Expressed in Canadian dollars)
	December 31,	June 30,
	2015	2015

Assets

Current assets:
Cash and cash equivalents (note 5)	$3,601,317	$4,241,448
Investments (note 6)	–	1,300,000
Amounts receivable	322,332	217,302
Joint venture advances	–	682,429
Prepaid expenses and deposits	92,655	114,070
	4,016,304	6,555,249

Non-current assets:
Restricted cash (note 5)	100,000	–
Mineral property interests (note 7)	25,103,359	2,067,163
Equipment (note 8)	1,811,551	–
Deferred acquisition costs	–	174,872
Total assets	$31,031,214	$8,797,284

Liabilities and Equity

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$513,885	$412,721

Non-current liabilities:
Provision for site reclamation and closure (note 9)	1,100,093	–
Total liabilities	$1,613,978	$412,721
Equity
Share capital	$32,546,799	$12,705,363
Equity reserves	4,358,367	785,023
Accumulated other comprehensive income	–	522,000
Deficit	(7,487,930)	(5,627,823)
Total equity	29,417,236	8,384,563
Total liabilities and equity	$31,031,214	$8,797,284

Subsequent events (note 19)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except share amounts)
	Six months ended	Twelve Months ended
	December 31, 2015	June 30, 2015

Administration expenses:
Consulting fees, directors' fees, wages and benefits	$768,421	$811,850
Legal and professional fees	78,874	64,061
Office, rent and administration	266,285	310,405
Regulatory, transfer agent and shareholder information	19,169	59,533
Share-based compensation (note 11(a))	611,219	235,806
Travel, marketing and investor relations	433,196	320,413
	2,177,164	1,802,068

Other expenses (income):
Project investigation costs	114,020	451,383
Accretion of provision for site reclamation and closure	6,220	–
Interest and other income	(23,169)	(27,370)
Recovered input tax credits	–	(25,850)
Gain on investments (note 6)	(435,000)	(200,000)
Foreign exchange loss	7,872	372
	(330,057)	198,535
Net loss before income taxes	(1,847,107)	(2,000,603)
Deferred income tax expense (note 13)	(13,000)	78,000

Net loss for the period	$(1,860,107)	$(1,922,603)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss (note 6):
Fair value (loss) gain on available-for-sale financial assets, net of tax	$(87,000)	$522,000
Realization of gain on available-for-sale financial assets	(435,000)	–

Other comprehensive (loss) income for the period	$(522,000)	$522,000

Total comprehensive loss for the period	$(2,382,107)	$(1,400,603)

Basic and diluted loss per share	$(0.05)	$(0.08)
Weighted average number of shares outstanding (basic and diluted)	40,289,959	25,101,403

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Changes in Equity

(Expressed in Canadian dollars, except share amounts)
				Accumulated other
	Number of	Share capital	Equity reserves	comprehensive	Deficit	Total
	common shares			income

Balance at June 30, 2014	18,878,605	$5,503,012	$522,885	$–	$(3,705,220)	$2,320,677

Comprehensive loss for the year	–	–	–	522,000	(1,922,603)	(1,400,603)
Share-based compensation	–	–	273,950	–	–	273,950
Stock options exercised (note 11(a))	23,750	12,113	–	–	–	12,113
Fair value of stock options allocated to share capital issued on exercise (note 11(a))	–	11,812	(11,812)	–	–	–
Issued pursuant to private placements at $0.65 per share (note 10 (b))	11,251,230	7,178,426	–	–	–	7,178,426

Balance at June 30, 2015	30,153,585	$12,705,363	$785,023	$522,000	$(5,627,823)	$8,384,563

Comprehensive loss for the period	–	–	–	(522,000)	(1,860,107)	(2,382,107)
Share-based compensation	–	–	758,971	–	–	758,971
Stock options exercised (note 11(a))	1,250	637	–	–	–	637
Fair value of stock options allocated to share capital issued on exercise (note 11)	–	622	(622)	–	–	–
Shares issued pursuant to private placement at $1.20 per share (note 10(b))	4,835,000	2,956,726	2,681,454	–	–	5,638,180
Shares issued for acquisition of North Country Gold Corp. (note 4)	13,838,894	16,883,451	133,541	–	–	17,016,992

Balance at December 31, 2015	48,828,729	$32,546,799	$4,358,367	$–	$(7,487,930)	$29,417,236

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)
	Six months ended	Twelve Months ended
	December 31, 2015	June 30, 2015

Cash (used in) provided by:

Operating activities:
Loss for the period	$(1,860,107)	$(1,922,603)
Items not involving cash:
Interest income classified as investing activity	(23,169)	(27,370)
Accretion expense	6,220	–
Gain on available-for-sale financial assets (note 6)	(435,000)	(200,000)
Unrealized foreign exchange	7,556	11,866
Share-based compensation	611,492	265,868
Deferred income tax	13,000	(78,000)
Changes in non-cash working capital:
Amounts receivable	(52,623)	(172,084)
Joint venture advances	877,032	(682,429)
Deferred and prepaid expenses	440,703	(88,438)
Accounts payable and accrued liabilities	(498,839)	153,104
Cash used in operating activities	(913,735)	(2,740,086)

Investing activities:
Interest received	23,169	33,924
Exploration and evaluation expenditures	(5,264,544)	(1,934,964)
Deferred acquisition costs	–	(174,872)
Purchase of marketable securities	–	(500,000)
Acquisition of North Country Gold Corp., net of cash acquired (note 4)	(123,134)	–
Cash used in investing activities	(5,364,509)	(2,575,912)

Financing activities:
Proceeds from issuance of common shares, net of share issuance costs (note 10(b))	5,638,810	7,190,539
Cash provided by financing activities	5,638,810	7,190,539

Effect of foreign exchange rate changes on
cash and cash equivalents	(697)	(10,237)

(Decrease) increase in cash and cash equivalents	(640,131)	1,864,304

Cash and cash equivalents, beginning of the period	4,241,448	2,377,144

Cash and cash equivalents, end of the period	$3,601,317	$4,241,448

Supplemental cash flow information (note 17)

The accompanying notes form an integral part of these consolidated financial statements.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act under the name Georgetown Capital Corp. On October 15, 2013, the Company changed its name to Auryn Resources Inc.

The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and South America. Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp.’s (“North Country”) issued and outstanding common shares. North Country owned the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada (note 4).

The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 28, 2015.

Effective for fiscal years ended after July 1, 2015, the Company changed its year-end to December 31st.

2.	Basis of presentation

(a)	Basis of preparation and consolidation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective for financial year ending December 31, 2015. IFRS include International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. The functional and presentation currency is the Canadian dollar, therefore all amounts are presented in Canadian dollars unless otherwise noted.

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Beneficial Interest
North Country Gold Corp.	Alberta, Canada	100%
Committee Bay North Ltd.	Northwest Territories, Canada	100%
Corisur Peru, S.A.C.	Peru	100%
CBR Australia Holdings Inc. (inactive)	Alberta, Canada	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	100%

All intercompany balances and transactions have been eliminated and where necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other entities in the Company.

The Company changed its fiscal year-end from June 30th to December 31st, with the objective to unify reporting periods for all its subsidiaries and to coincide with those of its industry peers. Accordingly, these financial statements are prepared for six months ended December 31, 2015 and twelve months ended June 30, 2015 and the results of operations may not be directly comparable.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

2.	Basis of presentation (continued)

(b)	Critical accounting judgments and estimates

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical judgments exercised in applying accounting policies, apart from those involving estimates, that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the Canadian dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

ii.	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. The Company has determined that North Country does not meet the criteria for a business based on the indicators outlined by IFRS 3. As such, the Company has determined that the acquisition of North Country is not a business combination and accordingly it has been accounted for as an asset acquisition.

iii.	Financial instruments

Financial assets and liabilities are classified upon initial recognition to various categories. The classification determines the method by which the financial instruments are measured on the statement of financial position subsequent to initial recognition and how changes in value are recorded. The classification may require the Company to make certain judgments, taking into account management’s intention of the use of the financial instruments.

iv.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

v.	Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration and evaluation of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

2.	Basis of presentation (continued)

(b)	Critical accounting judgments and estimates (continued)

vi.	Indications of Impairment of assets

Impairment testing is done at the cash generating unit level and judgment is involved in assessing whether there is any indication that an asset or cash generating unit may be impaired. This assessment is made based on an analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset or cash generating unit, and information from internal reporting.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.	Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

ii.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of highly subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

iii.	Income taxes

The provision for income taxes and composition of income tax assets and liabilities require management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

iv.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

v.	Valuation of financial instruments

Financial instrument estimates are based on either unadjusted quoted prices in active markets or direct or indirect observable inputs in accordance with the definitions of the financial instruments.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

2.	Basis of presentation (continued)

(c)	Going concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The ability of the Company to meet its commitments as they become due, including completion of the acquisition of an interest in and exploration and development of its mineral properties, is dependent upon the existence of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

3.	Significant Accounting policies

(a)	Foreign currency translation

The financial statements of the Company and each of its subsidiaries are prepared in its functional currency determined on basis of the primary economic environment in which such entities operate. The presentation and functional currency of the Company and each of its material subsidiaries is the Canadian dollar. Amounts in these financial statements denominated in United States dollars are denoted as US$.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. At each reporting date, monetary items denominated in foreign currencies are translated into the entity’s functional currency at the then prevailing rates and non-monetary items measured at historical cost are translated into the entity’s functional currency at rates in effect at the date the transaction took place.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are included in the consolidated statements of loss and comprehensive loss for the period in which they arise.

(b)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to cash and have maturities with terms of less than ninety days and/or with original maturities over ninety days but redeemable on demand without penalty.

(c)	Investments

Investments in shares of companies over which the Company exercises neither control, joint control nor significant influence are designated as available-for-sale and initially recorded at fair value. Fair values are determined by reference to quoted market prices at the reporting date. Unrealized gains and losses on available-for-sale investments are recognized as a component of other comprehensive income (“OCI”). When available-for-sale investments are sold, the cumulative fair value adjustments previously recorded in OCI are reclassified to profit or loss as a gain or loss on investments. When available-for-sale investments are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in OCI is also reclassified to profit or loss.

(d)	Equipment

Equipment is stated at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives as follows:

Camp and field equipment	10 years
Machinery and heavy equipment	10 years

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

3.	Significant Accounting policies (continued)

(e)	Mineral property interests

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing historical characteristic of many properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge title to all of its properties is in good standing.

The Company accounts for mineral property interests in accordance with IFRS 6 – Exploration for and evaluation of mineral properties (“IFRS 6”). Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation are recognized and capitalized, in addition to the acquisition costs. These expenditures include but are not limited to acquiring licenses, researching and analyzing existing exploration data, conducting geological studies, exploration drilling and sampling, payments made to contractors and consultants in connection with the exploration and evaluation of the property. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of the estimated recoverable amount, are written off to the consolidated statement of loss and comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

(f)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made

(g)	Provision for site reclamation and closure

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development or on-going production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of comprehensive loss (income) over the life of the operation through amortization and the unwinding of the discount in the provision. Costs for restoration of subsequent site damage, which is created on an on-going basis during production, are provided for at their estimated net present values and charged against earnings as extraction progresses.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

3.	Significant Accounting policies (continued)

(h)	Impairment of assets

At each reporting date, the Company reviews the carrying amounts of its assets to determine whether there are any indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired. An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized immediately in the statement of of earnings (loos). Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized. A reversal of impairment is recognized in the statement of earnings (loss).

(i)	Loss per share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. The diluted loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding on a diluted basis. The weighted average number of shares outstanding on a diluted basis takes into account the additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting period.

(j)	Share-based compensation

From time to time, the Company grants stock options to employees and non-employees. An individual is classified as an employee, versus a non-employee, when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of stock options, measured using the Black-Scholes option pricing model at the date of grant, is charged to the consolidated statement of loss and comprehensive loss over the vesting period. Performance vesting conditions and forfeitures are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest.

Where the terms and conditions of options are modified before they vest, any increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

Equity instruments granted to non-employees are recorded in the consolidated statement of loss and comprehensive loss at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

3.	Significant Accounting policies (continued)

(j)	Share-based compensation (continued)

When the value of goods or services received in exchange for a share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are recorded in equity reserves until exercised. Upon exercise, shares are issued from treasury and the amount previously recorded in equity reserves is reclassified to share capital along with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(k)	Income taxes

Income tax reported in the consolidated statement of loss and comprehensive loss for the period presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes any adjustments to tax payable or recoverable with regards to previous periods.

Deferred income tax is determined using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred income tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using the expected future tax rates enacted or substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

The Company recognizes financial assets and liabilities on its consolidated statement of financial position when it becomes a party to the contract creating the asset or liability. All financial instruments are measured at fair value on initial recognition. Subsequent to initial recognition, financial instruments are classified and measured as follows:

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

3.	Significant Accounting policies (continued)

(l)	Financial instruments

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities and are described as follows:

Classification	Measurement after initial recognition	Recognition of gains or losses related to fair value changes
Loans and receivables	Amortized cost (using the effective interest method)	On de-recognition, impairment and write- downs
Held-to-maturity	Amortized cost (using the effective interest method)	On de-recognition, impairment and write- downs
Available-for-sale	Fair value	Recognized in other comprehensive income and reclassified to net loss on de- recognition and impairment
Fair value through profit and loss	Fair value	Recognized in net loss

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. Fair value changes on financial liabilities classified as FVTPL are recognized through the Statement of Profit of Loss.

(m)	Comprehensive loss

Other comprehensive loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Comprehensive loss comprises net loss and other comprehensive loss. Financial assets that are classified as available-for-sale will have unrealized gains and losses included in other comprehensive loss until the asset is sold, permanently impaired, or derecognized. Foreign currency translation differences for foreign subsidiaries are also included in other comprehensive loss.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

3.	Significant Accounting policies (continued)

(n)	Changes in accounting policies

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at the reporting date.

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

4.	Acquisition of North Country

On September 25, 2015, pursuant to a plan of arrangement (“Arrangement”), the Company completed the acquisition of 100% of the issued and outstanding shares of North Country by issuing a total of 13,838,894 of its common shares. North Country was an exploration company focused on the discovery of precious metals in Northern Canada. Prior to the Arrangement, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay project. The completion of the acquisition resulted in Auryn owning 100% of the project.

Pursuant to the Arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn. In total, the Company issued 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

4.	Acquisition of North Country (continued)

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totalling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of purchase price, based on management’s estimate of the relative fair values of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued for acquisition	$16,883,451
Fair value of investment in shares of North Country (note 6)	1,200,000
Fair value of stock options issued on acquisition	133,541
Transaction costs associated with the acquisition	161,383
Total purchase price to allocate	$18,378,375

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents (including restricted cash of $100,000)	$138,249
Amounts receivable and prepaid expenses	666,299
Equipment	1,858,001
Mineral properties	17,999,192
Accounts payable and accrued liabilities	(1,189,492)
Asset retirement obligation	(1,093,874)
$18,378,375

As part of the transaction, the Company granted 840,000 replacement stock options to former North Country option holders with an estimated fair value of $133,541. The fair value was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Risk-free interest rate	0.43%
Expected dividend yield	nil
Stock price volatility	104%
Expected life (in years)	0.54

The fair value of the Company’s investment in North Country shares prior to the Arrangement was determined based on the closing share price for North Country on the TSX Venture Exchange immediately prior to the acquisition (note 6).

5.	Cash and Cash Equivalents

	December 31, 2015	June 30, 2015
Components of cash and cash equivalents:
Cash	$3,601,317	$2,801,448
Restricted Cash	100,000	-
Term deposits	-	1,440,000
	$3,701,317	$4,241,448

Restricted Cash

As at December 31, 2015, the Company has restricted cash in the amount of $100,000 (June 30, 2015 - $nil), in connection to a $75,000 irrevocable standby letter of credit in favor of Kitikmeot Inuit Association and an amount of $25,000 related to a collateral deposit on corporate credit cards.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

6.	Investments

On March 16, 2015, the Company entered into a Joint Exploration Agreement (the “JEA”) with North Country whereby Auryn could earn a 51% interest in the Committee Bay Project in Nunavut, Canada by incurring $6,000,000 in exploration expenditures. Furthermore, as a condition of the definitive JEA with North Country, the Company entered into a share subscription agreement and purchased 10,000,000 common shares of North Country at a price of $0.05 for a total cost of $500,000. The investment was classified as an available-for-sale financial asset and was recorded at fair value. Fair value is determined based on a market approach reflecting the closing price of the asset as at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the asset.

The changes in the Company’s investment is as follows:

	June 30, 2015	Additions	Change in fair	December 31,
		(dispositions)	value	2015

Marketable securities	$1,300,000	$(1,200,000)	$(100,000)	$-

	June 30, 2014	Additions	Change in fair	June 30, 2015
		(dispositions)	value

Marketable securities	$-	$700,000	$600,000	$1,300,000

During the six month ended December 31, 2015, the Company recorded in other comprehensive income an unrealized loss as a result of a decrease in the fair value of the investment for ($87,000), net of deferred income tax of ($13,000) (June 30, 2015 – $522,000, net of deferred income tax of $78,000). On acquisition of North Country, the Company realized its investment and reclassified to net loss the accumulated unrealized gain of $435,000 (June 30, 2015 – $nil). During the year ended June 30, 2015, on initial recognition, a difference rose between the cost of the investment and its fair value and as a result, the Company recorded a gain on the initial recognition of the investment in the amount of $200,000, which was recognized in the statement of profit or loss.

7.	Mineral property interests

(a)	Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes about 210,000 hectares situated along the Committee Bay Greenstone Belt (the “CBGB”) located within the Western Churchill Province.

Portions of the Committee Bay project are subject to Net Smelter Royalties (“NSR”) ranging from one percent to one and a half percent. NSR is payable on only 7,596 hectares and is repurchasable at the Company’s election within two years of commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

(b)	Peruvian Exploration Projects

During the six months ended December 31, 2015, the Company staked approximately 66,000 hectares in Peru and is currently in advanced negotiations with certain Peruvian parties to option target licenses within this greater land position.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

7.	Mineral property interests (continued)

(c)	The Company capitalized the following costs as mineral property interests:

	Committee Bay	Peru	Total
Balance as at June 30, 2015	$2,067,163	$-	$2,067,163
Acquisition costs
Additions:
Acquisition of North Country (note 4)	17,999,192	-	17,999,192
Other acquisition costs	291	406,145	406,436
Exploration and evaluation costs
Additions:
Assaying	242,543	-	242,543
Exploration drilling	428,895	-	428,895
Camp cost, equipment and field supplies [1]	785,964	-	785,964
Geological consulting services	293,112	257,177	550,289
Geophysical analysis	215,126	-	215,126
Permitting, environmental and community costs	212,244	-	212,244
Expediting and mobilization	34,779	-	34,779
Salaries and wages	360,169	40,154	400,323
Fuel and consumables	477,852	-	477,852
Aircraft and travel	1,089,458	45,616	1,135,074
Share-based compensation (note 11(a))	147,479	-	147,479
Balance as at December 31, 2015	$24,354,267	$749,092	$25,103,359

Committee Bay
Balance as at June 30, 2014	$-
Acquisition costs
Additions:
Acquisition costs	65,336
Exploration and evaluation costs
Additions:
Assaying	7,535
Camp cost, equipment and field supplies[1]	370,363
Geological consulting services	148,471
Geophysical analysis	74,904
Permitting, environmental and community costs	61,560
Expediting and mobilization	81,900
Salaries and wages	378,182
Fuel and consumables	358,770
Aircraft and travel	512,061
Share-based compensation (note 11(a))	8,081
Balance as at June 30, 2015	$2,067,163

1 Included in camp cost, equipment and field supplies is an amount of $442,017 (June 30, 2015 – $294,678) charged by North Country prior to the acquisition for the use of infrastructure during the Joint Exploration Agreement.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

8.	Equipment

	Camp and field	Machinery and
	equipment	equipment	Total
Cost
Balance, June 30, 2015 and 2014	$-	$-	$-
Additions	1,110,521	747,480	1,858,001
Balance, December 31, 2015	$1,110,521	$747,480	$1,858,001

Accumulated Depreciation
Balance, June 30, 2015 and 2014	$-	$-	$-
Depreciation	27,763	18,687	46,450
Balance, December 31, 2015	$27,763	$18,687	$46,450

Net book value
June 30, 2015	$-	$-	$-
December 31, 2015	$1,082,758	$728,793	$1,811,551

During the six months ended December 31, 2015, the Company acquired equipment with a cost of $1,858,001 in connection with the acquisition of North Country (note 4).

9.	Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp and work sites on the property. It is the Company’s intention to continue exploration work on the property until at least the current mining leases expire, which are between 2026 and 2033. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The present value of future estimated cash flows required to settle the site reclamation and closure obligation was estimated at $1,093,874. The key assumptions on which this estimate was based on are:

•	Undiscounted cash flow for site reclamation of $1,576,532
•	Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033
•	Annual inflation rate 2%
•	Risk-free interest rate 2.27%

The discounted liability for the decommissioning and restoration provision is as follows:

	December 31, 2015	June 30, 2015
Balance, beginning of period	$-	$-
Provision incurred (note 4)	1,093,874	-
Accretion expense	6,219	-
Balance, end of period	$1,100,093	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

10.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Issued during periods

i.

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 Units of the Company at a price of $1.20 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months (“Unit Warrants”).

Related to this share issuance, an amount of $2,681,454 was allocated as the fair value of the Unit’s warrants estimated using the Black-Scholes option valuation model (note 11(b)). The Company also incurred costs of issuance in the amount of $163,820, which included cash commissions of $119,520 and other legal and regulatory costs of $44,300.

ii.

On December 11, 2014, the Company completed a non-brokered private placement for gross proceeds of $7,313,300 by issuing 11,251,230 common shares of the Company at a price of $0.65 per common share. Related to this share issuance, the Company incurred costs in the amount of $134,874, which included cash commission of $96,425 and other legal and regulatory costs of $38,449.

11.	Equity reserves

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock	Weighted average
	options	exercise price
Outstanding, June 30, 2014	1,580,000	$0.51
Exercised	(23,750)	0.51
Forfeited	(5,000)	0.51
Outstanding, June 30, 2015	1,551,250	$0.51
Granted	2,120,000	2.19
Exercised	(1,250)	0.51
Expired	(730,000)	3.88
Outstanding, December 31, 2015	2,940,000	$0.89

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

11.	Equity reserves (continued)

(a)	Share-based payments (continued)

As at December 31, 2015, the number of stock options outstanding and exercisable was:

			Outstanding			Exercisable
Expiry date	Number of	Exercise	Remaining	Number of	Exercise	Remaining
	options	price	contractual	options	price	contractual
			life (years)			life (years)
Feb 17, 2019	1,550,000	$ 0.51	3.13	1,550,000	$ 0.51	3.13
Aug 17, 2020	1,280,000	1.30	4.63	480,000	1.30	4.63
Feb 3, 2019	90,000	1.50	3.10	90,000	1.50	3.10
Mar 20, 2020	20,000	0.70	4.24	20,000	0.70	4.24
	2,940,000			2,140,000

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the six months ended December 31, 2015, an amount of $611,219 (June 30, 2015 – $235,806) was expensed as stock based compensation and $273 (June 30, 2015 – $30,062) was included in as project investigation costs, both in the consolidated statements of comprehensive loss. The Company also capitalized stock based compensation as mineral property interest in the amount of $147,479 (June 30, 2015 – $8,081).

Excluding the 840,000 replacement options granted to former option holders of North Country (note 4), the weighted average fair value of stock options granted per option during the six months ended December 31, 2015 was $0.91 (June 30, 2015 – $nil). The fair value was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	December 31, 2015	June 30, 2015
Risk-free interest rate	0.60%	-
Expected dividend yield	nil	-
Expected share price volatility	105.18%	-
Expected life in years	3.23 years	-
Forfeiture rate	- %	-

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX Venture Exchange. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the stock options.

(b)	Share purchase warrants

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, June 30, 2015 and 2014	-	$-
Granted (note 10(b))	4,835,000	1.70
Outstanding, December 31, 2015	4,835,000	$1.70

During the year ended June 30, 2015, there were no purchase warrants outstanding, granted, cancelled or exercised.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

11.	Equity reserves (continued)

(b)	Share purchase warrants (continued)

As at December 31, 2015, the expiration date on the share purchase warrants outstanding is as follows:

Number of warrants	Exercise price	Expiry date
4,835,000	$1.70	September 16, 2017

The fair value of each share purchase warrants granted during the six months ended December 31, 2015 was $0.55 (June 30, 2015 – $nil). The fair value was estimated as at the date of grant using the Black-Scholes option pricing model with the following assumptions and inputs:

	September 16, 2015	June 30, 2015
Risk-free interest rate	0.53%	-
Expected share price volatility	104.56%	-
Expected dividend yield	nil	-
Expected life in years	2 years	-

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the TSX Venture Exchange. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields with a remaining term equal to the warrants’ expected life.

12.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Six months ended	Twelve months ended
	December 31, 2015	June 30, 2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$226,345	$318,769
Legal and professional fees	849	136
Office, rent and administration	221,777	293,898
Regulatory, transfer agent and shareholder information	-	6,663
Travel, marketing and investor relations	133,597	93,939
Project investigation costs	23,571	211,276
Capitalized to mineral property interests:
Committee Bay	69,990	75,544
Peru	40,154	-
Total transaction for the periods	$716,283	$1,000,225

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis. The outstanding balance owing at December 31, 2015 was $119,781 (June 30, 2015 – $145,633).

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

12.	Related party balances and transactions (continued)

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Six months ended	Twelve months ended
	December 31, 2015	June 30, 2015
Short-term benefits	$408,007	$443,542
Share-based payments	406,028	76,290
	$814,035	$519,832

13.	Income taxes

(a)	Tax losses

The Company has accumulated non-capital losses of approximately $20,221,140 (June 30, 2015 – $3,472,696) in Canada, which may be carried forward to reduce taxable income of future years. The non-capital losses will, if unused, expire in:

Year of expiry	Total
2026	$72,355
2027	7,719
2028	944,530
2029	959,569
2030	85,429
2031	752,863
2032	2,320,376
2033	2,256,050
2034	2,023,138
2035	10,799,111
$20,221,140

The Company has also accumulated capital losses $13,150,272 (June 30, 2015 – $661,070) in Canada which may be carried forward indefinitely and used to reduce capital gains in future years.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

13.	Income taxes (continued)

(b)	Income tax recovery provision

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	December 31, 2015	June 30, 2015
Loss before income taxes	$(1,846,107)	$(1,922,603)
Canadian federal and provincial income tax rates	26%	26%
Expected income tax recovery	(479,988)	(499,877)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	158,917	69,126
Share issuance costs	(42,594)	(35,067)
Unrecognized changes in fair value of Investment in North Country	(160,550)	(26,000)
Non-deductible expenditures	1,935	108,550
Adjustment to tax estimates	54,303	192,905
Other	157	9,673

Increase in unrecognized tax asset	480,820	102,690
Income tax recovery	$13,000	$(78,000)

(c)	Significant components of the deferred tax assets and liabilities are:

					Acquisition
	June 30,				of North	December
	2015	Net loss	Equity	OCI	Country	31, 2015
Deferred Income tax assets
Non-capital losses carried forward	$902,901	$584,501	$-	$-	$3,770,450	$5,257,852
Capital losses carried forward	86,111	(43,141)	-	-	2,056,386	2,099,356

Share issuance costs & CEC	33,868	-	1,777	-	59,548	95,193
ARO	-	1,617	-	-	284,407	286,024
Property, Plant & Equipment	-	12,077	-	-	-	12,077
	1,022,880	555,054	1,777	-	6,170,791	7,750,502
Deferred income tax liabilities
Mineral property interests	244,674	(180,011)	-	-	(997,854)	(933,191)
Investments	(104,000)	-	-	104,000	-	-

Net deferred tax assets	1,163,554	375,043	1,777	104,000	5,172,937	6,817,312

Unrecognized deferred tax assets	(1,163,554)	(375,043)	(1,777)	(104,000)	(5,172,937)	(6,817,312)

Net deferred tax balance	$-	$-	$-	$-	$-	$-

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

14.	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue acquisition, exploration and development of resource properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. The capital of the Company is determined as follows:

	December 31, 2015	June 30, 2015
Equity	$29,417,236	$8,384,563
Less cash and cash equivalents	3,701,317	4,241,448
	$25,715,919	$4,143,115

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares or debt, acquire or dispose of assets or adjust the amount of cash and investments.

In order to maximize ongoing development efforts, the Company does not pay out dividends, does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital and is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

15.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, deposits and accounts payable and accrued liabilities. Due to their short-term nature, the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a)	Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions and in Canadian guaranteed investments certificates (“GIC”). The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from its investments in Canadian GIC’s and goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

15.	Financial instruments (continued)

(c)	Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s investments. The Company was exposed to other price risk through its available-for-sale investment in North Country, which was listed on the Toronto Stock Exchange Venture Exchange (the “TSX Venture Exchange”). Due to the acquisition of North Country (note 4) the Company effectible realized its investment and is no longer affected by this type of risk.

(d)	Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at December 31, 2015, the Company held net financial liabilities denominated in US dollars in the amount of US$109,071 (June 30, 2015 – US$29,205).

A 10% increase or decrease in the US dollar exchange rate would result in a corresponding increase or decrease in the Company’s net loss of approximately $15,095 (June 30, 2015 – $4,700).

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. This risk is considered to be minimal.

(d)	The Company classifies its financial assets and liabilities as follows

Investments	Available-for-sale
Amounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

The carrying value of amounts receivables, accounts payable and accrued liabilities approximate their fair values due the short-term nature of these instruments. Investments that are classified as available-for-sale are recorded at fair value based on quoted market prices at the reporting date.

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – fair values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2 – fair values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability; and

Level 3 – fair values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

As at December 31, 2015, the Company has no financial assets or liabilities that are measured at fair value.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Geographic segmentation of non-current assets is as follows:

December 31, 2015	Canada	Peru	Total

Equipment, net	$1,811,551	$-	$1,811,551
Mineral property interests	24,354,267	749,092	25,103,359
	$26,165,818	$749,092	$26,914,910

All of the non-current assets as at June 30, 2015 were located in Canada.

During the six months ended December 31, 2015 and year ended June 30, 2015, the Company did not have revenues and the net loss and comprehensive loss was incurred in Canada.

17.	Supplemental cash flow information

	Six months December	Twelve months
	31, 2015	June 30, 2015
Accounts payable and accrued liabilities included in mineral property interests, change	$(596,341)	$124,117
Share-based compensation included in mineral property interests	147,479	8,081
Deferred acquisition costs capitalized in mineral property interest	174,872	-
Depreciation capitalized in mineral property interests	46,450

18.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period.

	Six months	Twelve months
	December 31, 2015	June 30, 2015
Loss attributable to ordinary shareholders	$1,860,107	$1,922,603
Weighted average number of common shares	40,289,959	25,101,403
Basic and diluted loss per share	$0.05	$0.08

As at December 31, 2015, the Company had 2,940,000 share options and 4,835,000 share purchase warrants outstanding, all of which were anti-dilutive because the Company was in a loss position for the six months ended December 31, 2015.

At June 30, 2015, the Company had 1,551,250 share options, all of which were anti-dilutive because the Company was in a loss position for the year ended June 30, 2015.

Auryn Resources Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Six Months ended December 31, 2015 and Twelve Months ended June 30, 2015

19.	Subsequent events

a)

April 11, 2016, the Company announced a bought deal financing for gross proceeds of $12,995,480 (the “Offering”). Under the terms of the Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) has agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,115,391 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 3,726,708 Common Shares at a price of $1.40 per Common Share.

In addition, the Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase, in respect of the Offered Shares, up to an additional 617,309 Flow-Through Shares and/or 559,006 Common Shares, in any combination of Common Shares and Flow-Through Shares, at a price of $1.89 per Flow-Through Share and $1.40 per Common Share, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of $1,949,322. In the event that the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering to the Company will be $14,944,803.

The closing of the Offering is expected on or before May 3rd , 2016.

b)

Subsequent to December 31, 2015, a total of 296,250 stock options were exercised with a weighted average exercise price of $0.59 for gross proceeds of $175,625. Also 40,000 stock options with an exercise price of $1.50 expired unexercised.